

September 18, 2013

Via E-mail
Kevin W. Hadlock
Chief Financial Officer
Questar Corporation
Questar Gas Company
Questar Pipeline Company
333 South State St.
P.O. Box 45433
Salt Lake City, UT 84145-0433

> **Re:** **Questar Corporation**
> **File No. 1-08796**
> **Questar Gas Company**
> **File No. 333-69210**
> **Questar Pipeline Company**
> **File No. 0-14147**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**

Dear Mr. Hadlock:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 23 – Consents of Experts and Counsel, page 110

Exhibits 23.1, 23.3 and 23.4

1. We note that the consents of your independent registered public accounting firm do not indicate the name of the accounting firm providing the consent. Please amend your Form 10-K to provide consents with conformed signatures consistent with the guidance in Rule

302 of Regulation S-T. Please ensure that your amendment complies with the guidance in Rule 12b-15 of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief